Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of SNDL Inc. on Form S-8 of our report dated March 20, 2024 with respect to our audits of the consolidated financial statements of SNDL Inc. as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023 and our report dated March 20, 2024 with respect to our audit of internal control over financial reporting of SNDL Inc. as of December 31, 2023 appearing in the Annual Report on Form 40-F of SNDL Inc. for the year ended December 31, 2023.

Our report on the effectiveness of internal control over financial reporting expressed an adverse opinion because of the existence of a material weakness.

/s/ Marcum llp

Marcum llp
New York, NY
April 12, 2024